

SECU[illegible] SSION

07001280

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-16463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Planning Services, Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 Sixth Avenue West
(No. and Street)

East Northport, NY 11731
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arnold Katz (631) 261-7495
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ronald A. Greene
(Name – *if individual, state last, first, middle name*)

20 Crossways Park North, Woodbury, NY 11797
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 8 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arnold Katz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Planning Services, Corp., as of 12/31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Registered Principal

Title

RAYMOND DiPRESSO
Notary Public, State of New York
No. 5085415
Qualified in Suffolk County
Commission Expires September 22, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RONALD A. GREENE
CERTIFIED PUBLIC ACCOUNTANT
20 CROSSWAYS PARK NORTH
WOODBURY, NEW YORK 11797

TEL. (516) 364-8282
FAX (516) 364-3717

January 27, 2007

Investors Planning Services Corp.
641 6th Avenue W
E. Northport, NY 11731

Dear Mr. Katz:

Pursuant to the provisions of Section 9 of the Securities Investors Act of 1970, as amended, Investors Planning Services Corp. has as its collection agent the National Association of Security Dearlers, Inc.

Investors Planning Services Corp. is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" and is execmpt from Rule 15-c 3-3 as the Broker-Dealer does not hold any cash or securities for the customer.

Respectfully submitted,



Ronald A. Greene CPA

INVESTORS PLANNING SERVICES, CORP.
BALANCE SHEET
AS OF DECEMBER 31, 2006

ASSETS

Current Assets		
Cash in banks		
Checking	$ 12,564	
Funds	27,021	
Commissions receivable	13,626	
TOTAL ASSETS		$ 53,211

LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities		
Accrued taxes	$ 974	
Commissions payable	9,196	
Accounts payable	500	
Total Current Liabilities		$ 10,670
Stockholders Equity		
Capital stock	10,000	
Paid in capital	2,905	
Permanent capital infusion	2,500	
Retained earnings	27,136	
Total Stockholders Equity		42,541
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY		$ 53,211

RONALD A. GREENE
CERTIFIED PUBLIC ACCOUNTANT

INVESTORS' PLANNING SERVICES, CORP.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2006

INCOME		
Commission income	$ 132,312	
Dividend income	781	
Gain of funds	607	
Interest	902	
Total Income		$ 134,602
OPERATING EXPENSES		
Salaries - officer	20,200	
Bank charges	9	
Books, dues & subscriptions	339	
Postage	277	
Insurance	300	
Accounting	1,533	
SEP/IRA	600	
Payroll taxes	3,297	
Telephone	435	
Licenses & fees	9	
Seminars	625	
Florida fees	259	
NASD fees	1,532	
Office expenses	158	
AOL Expenses	194	
Commissions	92,680	
Rent	6,000	
Total Operating Expenses		128,447
NET INCOME		$ 6,155

RONALD A. GREENE
CERTIFIED PUBLIC ACCOUNTANT

INVESTORS PLANNING SERVICES, CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Net Income	$ 6,155
Adjustments to Reconcile to Net Income	
Decrease in Accounts Receivable	3,177
Decrease in Accounts Payable	(250)
Decrease in Current Liabilities	(3,705)
Net Cash Provided by Operations	5,375
Cash and Cash Equivalents, January 1, 2006	34,210
Cash and Cash Equivalents, December 31, 2006	$ 39,585

INVESTORS PLANNING SERVICES, CORP.
SCHEDULE OF Computation of Net Capital
For the Year Ended December 31, 2006

Capital - December 31, 2006	$ 42,541
Less: 9% of Securities	2,431
Net Capital	40,109
Less: Al Statutory Requirement	711
Less: Minimum Dollar Capital Requirement	5,000
Net Capital Requirement Greater Amount	5,000
Excess Net Capital	33,488
Excess Net Capital at 100%	$ 37,421

END

RONALD A. GREENE
CERTIFIED PUBLIC ACCOUNTANT